

June 28, 2018

<u>Via E-mail</u>
Robert D. Graham
Vice Chairman, President and Chief Executive Officer
Kronos Worldwide, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2620

> **Re: Kronos Worldwide, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 12, 2018**
> **File No. 1-31763**

Dear Mr. Graham:

We refer you to our comment letter dated June 21, 2018, regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
         Assistant Director
         Division of Corporation Finance